FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 3, 2002

Commission File Number 000-31062

Oncolytics Biotech Inc.
(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82 -_________

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date December 3, 2002	By: /s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

FOR IMMEDIATE RELEASE

ONCOLYTICS ANNOUNCES PRIVATE PLACEMENT

CALGARY, AB, — December 3, 2002 - Oncolytics Biotech Inc. (‘Oncolytics’) (TSX:ONC, NASDAQ:ONCY) announced today that it has entered into an agreement, subject to regulatory approval, with an Agent (“Agent”) to issue up to 750,000 units at a price of $2.00 per unit, each unit consisting of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share in the capital of Oncolytics upon payment of $3.00 per share until the date that is 18 months following closing. Agent will receive a commission of 10% of the gross proceeds and a broker warrant entitling Agent to acquire a number of common shares of Oncolytics equal to 5% of the number of units issued. Each broker warrant will be exercisable into one common share of Oncolytics upon payment of $3.00 per warrant until the date that is 18 months following closing. The common shares to be issued by Oncolytics will be subject to a four-month hold provision. The private placement is anticipated to close on Wednesday, December 11, 2002.

Proceeds of the sale of the units will be used by Oncolytics for general corporate purposes.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®. The company is currently conducting a T2 prostate cancer study, and a Phase I/II recurrent malignant glioma (brain cancer) study.

The securities to be issued by Oncolytics have not and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states. This press release is not an offer of securities in the United States.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the private placement of the units as to progress in the clinical trial program and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, ability of the Company to complete the private placement on the terms set forth in its agreement with Agent, the Company’s ability to obtain regulatory approval for the offering, the availability of funds and resources to pursue Research and Development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Oncolytics Biotech Inc. Doug Ball 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 www.oncolyticsbiotech.com	For Canada: The Equicom Group Jason Hogan 20 Toronto Street Toronto, Ontario M5C 2B8 Tel: 416.815.0700 ext. 222 Fax: 416.815.0080 jhogan@equicomgroup.com	For United States: The Investor Relations Group Gino De Jesus or Dian Griesel, Ph.D. 50 Pine Street, 6th Floor New York, NY 10005 T: 212.825.3210 F: 212.825.3229 theproteam@aol.com